SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM HYPERION OR FROM ORACLE.

ORACLE
Hyperion
Oracle and Hyperion The New. Extended Oracle Business Intelligence: A System for Enterprise Performance Management
March 6, 2007

Important Information

THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

ORACLE

Not for distribution.

2

The following is intended to outline our general product direction. It is intended for information purposes only, and may not be incorporated into any contract. It is not a commitment to deliver any material, code, or functionality, and should not be relied upon in making purchasing decisions. The development, release, and timing of any features or functionality described for Oracle’s products remains at the sole discretion of Oracle. Oracle Confidential

Agenda
Market Strategy Overview Product Strategy Overview Customer & Partner Success Summary
Oracle Confidential

Market Strategy
Oracle Confidential

What We Are Announcing
Oracle has agreed to acquire Hyperion • Cash tender offer of $52.00 per share • Approximately $3.3 billion in the aggregate • Transaction expected to close in April 2007, subject to regulatory and other approvals About Hyperion • Leading provider of Performance Management solutions, OLAP, Financial Planning and Consolidation • Public company with trailing twelve month revenues in excess of $330 million (12/31/06)
• HQ Santa Clara; 2,900 Employees; 12,000+ Customers Accelerates Oracle’s product strategy • Business Intelligence £ Performance Management Converging Rapidly
• Hyperion brings best-of-breed, heterogeneous Performance Management and complementary Bl products to Oracle’s offering • Combination offers industry’s only complete and integrated Performance Management System — combining EPM £ Operational Bl
Oracle Confidential

Hyperion Strategic Importance to Oracle
Performance Management rapidly growing software segment • Estimated to reach $7.0 billion in 2009; 11%+ CAGR growth • Top priority for executives and Boards of Directors • Financial planning extending to full enterprise business planning Complements Oracle’s existing product strengths • Adds leading open enterprise planning system • Adds high-growth, leading financial consolidation products • Adds powerful multi-source OLAP server • Extends Oracle’s global distribution channels with domain expertise Why now? • Performance Management & Business Intelligence converging rapidly
• First integrated, end-to-end Performance Management System — combining EPM & Operational Bl • Enables “closed loop” decision making — from Strategy to Planning to Consolidation to Operational Analytics to Actionable Insight • Together offer industry’s most complete and best product line • Differentiates Oracle from other Business Intelligence vendors
Oracle Confidential

Why Hyperion?
Category leader in Performance Management Software — Rated as a Leader in Corporate Performance Management and Business Intelligence Platforms * Leader in OLAP, Planning, and Financial Consolidation • Complimentary Products enable rapid integration of Suites * Successfully implemented at over 12,000 global customers Strong reputation and established relationships with CFOs • Strong domain expertise in financial and performance management — Helps Oracle sell complementary products into the CFO office * Strengthens Oracle’s expansion into SAP base Experienced global organization • Highly skilled and experienced product development team • Global sales expertise, strong services and support capability * Excellent support and adoption by global system integrators Oracle and Hyperion are already partners • Hyperion is a member of Oracle Partner Network (OPN) • Hyperion is an Oracle customer — runs e-Business Suite and Siebel
Oracle Confidential

Select Hyperion & Oracle Joint Customers
HEWLETT PACKARD
Cisco systems
WELLS FARGO
Bank of America DELL
TOYOTA
AstraZeneca
Blue Cross Blue Shield
Ford Motor Company
SONY
Merrill Lynch
Citi
ALCOA
Oracle Corrfidential

Organizational Model
Hyperion Development Organization • Will be part of Oracle’s Business Intelligence Development Team • Will be retaining all US & multi-shore development locations • Will be retained intact — focus on accelerating investments Hyperion Support & Consulting Organizations • Will be integrated with Oracle Support £ Consulting Hyperion Sales Organization • Will be retained intact in each geography — US, EMEA, APAC, LAD • Will also sell some Oracle Analytic Applications — eg. Financial Analytics — Complete EPM £ Operational Analytic Applications Oracle Business Intelligence Sales • Will be retained intact in each geography — US, EMEA, APAC, LAD • Will also sell Hyperion’s Business Intelligence Tools Focused on accelerating growth and capturing share • Oracle will double sales organization for these products globally
Confidential

Product Strategy
Oracle Confidential

Product Strategy Drivers
From:
To:
Analysts
Pervasive use
Historical data
Fragmented view
Reporting results
Analytic tools
Planning silos with limited BI
Real-time, predictive data Unified, enterprise view
Insight-driven business process optimization
Unified infrastructure and prebuilt analytic solutions
Enterprise Performance Management System
Oracle Confidential

Product Strategy Overview
Integrated Business Intelligence Tools * Comprehensive. Integrated. Best-of-Breed Business Intelligence Infrastructure Integrated Business Intelligence Database * Business Intelligence Functions Integrated in Database Integrated Enterprise Performance Management System * Integrated, Enterprise Wide, & Industry Specific Performance Management and Analytic Applications
Oracle Confidential

The New, Extended Oracle Bl A System for Enterprise Performance Management
Bl and Performance Management Applications Bl Tools and Foundation
Operational Business Intelligence Applications Performance Management Applications Integrated with each other Best-of-breed Business Intelligence Tools Integrated Bl Foundation Enterprise Semantic Model
Hot-Pluggable
Works with any information technology environment — Oracle, non-Oracle, or mixed
Oracle Confidential

Oracle Bl Tools and Foundation Extended and Unified Business Intelligence Infrastructure
Data Ad-hoc Interactive Essbase Reporting & Proactive Disconnected MS Office Integration Analysis Dashboards I Analytics Publishing Detection & Mobile & Outlook and Alerts Analytics I Integration
Oracle Bl Server
Common Enterprise Information Model Intelligent Caching Services Multidimensional Calculation and
Intelligent Request Generation and Optimized Data Access Services
OLTP&ODS Systems
Data Warehouse Data Hart
Esshase
SAP, Oracle PeopleSoft, Siebel, Custom A|)|)s
Files Excel XML
Business Process
Oracle Confidential
15

Common Enterprise Information Model Enables Consistency, Reuse, Ease of Understanding
Presentation Layer * User roles, preferences * Simplified view Role-based views of the information * Logical SQL interface
* Dimensions Hierarchies Measures Calculations Aggregation Rules Time Series
Consistent definition of business measures, metrics, calculations
Map Physical Data Connections Schema
Model once, deploy anywhere
Across any data sources
Oracle Confidential
16

Oracle Bl Applications An Enterprise Performance Management System Reporting — Scorecarding Analytic Apps
Planning
Modeling Planning I Budgeting I Consolidation
Scorecards
Sales & Marketing
Service & Contact Center
Human Resources
Order Management & Fulfillment
Supply Chain
Verticals
Common Enterprise Information Model Oracle Business Intelligence Foundation
OLTP & ODS Systems
Data Warehouse Data Mait
Essfoase
SAP, Oracle PeopleSoft, Custom Apps
Files Excel XML
Business Process
Oracle Confidential
17

Enterprise Performance Management System Oracle with Hyperion

Project Integration

From Plan to Analysis Financial Example
Financial Plan
Financial Metrics, KPIs, Scorecards —
Management & Statutory Reporting
Financial Analytics (Operational Bl)
Oracle Confidential

Set Goals and Strategy Hyperion Business Performance Architect
Set Goals
Supporting Detail
Mark-up and Workflow
Oracle Confidential

Define Model to Capture Strategy Hyperion Planning & Scenario Modeling Tools
Model Health a Safety Culture
Scenarios Simulation Adjustment Logic Mark-up and Workflow Analytic Facts and Measures
Oracle Confidential

Define Plans to Align with Strategy Hyperion Planning & Oracle Bl Applications Field Reps Strategy Definition Sales & Revenue Plan Telesales Reps Sales Accelerators Sales CompPlan Marketing Plan
Manufacturing Plan Corporate Plan Drivers (e.g., Financial Plan)
HRMS Plan
Analytic Facts & Measures
Oracle Confidential
Operational Business Intelligence Applications

Monitor KPIs via Alerts Oracle Notification & Alerting Infrastructure
E-mail (POP/IMAP) Pager
Hyperion EPM Applications
Hyperion Enterprise Analytics SMS/Voice Metrics & KPIs ORACLE
Oracle Confidential

Consolidate Information for Analysis Hyperion Financial Management & Consolidation
Financial Data Quality
ORACLE PeopleSoft
Core Financial Systems Financial Consolidation System
Other Financial Sources
Oracle Confidential

Analyze Information Drill to Detail to Understand Problems — Operational BI
Oracle Bl Applications
Performance Mgmt Applications
Essbase Analytics
Bl Foundation
Logical Request Parser Intelligent Query Execution I Catalog Cache Manager Functional Compensation
Optimized SQL/MDX Gen. I Scheduler Data Access
Relational Sources
Function shipping
OLAP Business Unstructured Sources Applications Sources Mainframe Oracle Confidential

Integrate Data for Analysis Oracle & Hyperion Data Quality, Oracle Data Integration
Financial Data Qualit
Si Oracle Data Integrator E-LT ORACLG
Oracle Data Integrator E-LT IVR, ACD, CTI Essbase MS Excel Other Sources
Oracle Confidential

Identify Root Cause of Problem Integrated Metadata Lineage- Planning to Source Data
strategy & objectives loals, KPIs & Plans
Planning Drivers
OLTP Source
Analytic
Measures
Oracle Confidential

Generate Reports Statutory, Operational, and Managerial
Report Business User Data Warehouse SAP, Oracle Essbase ODS Data Mart PSFT, Siebel Custom Apps e-Mail Printer Fax File Server Browser
Oracle Confidential

Drive Action in Operational Systems Insight to Action via Action Framework 1. Conditional Alerting
Action
Analytic Facts & Measures
Business KPIs
2. In-Context Analysis 3. Insight Driving Action
Transaction System Change Data-Driven Conditions
Time-Driven Conditions
Across Planning and Operational Analytic Systems BPEL Analytic Workflow Oracle Confidential

Compare to Strategy & Goals “Close the Loop” with Hyperion Scorecards
Operational Scorecards
Strategy & Objectives
Business KPIs
Operational Scorecards
Align Operations with Plans
Oracle Confidential

Hyperion Already Integrates with Oracle Customers Can Get Value Immediately Hyperion integrates with Oracle Database • Supports Oracle RAC as a data source Hyperion integrates with Oracle Fusion Middleware • Application Server • Enterprise Portal: integrate analytics into a common portal • Identity Management: provide enterprise single sign-on • Business Intelligence Server as a Data Source for Essbase Hyperion integrates with Oracle Applications • All of Oracle’s Enterprise Applications product lines • Over 4,000 Hyperion customers use Oracle Applications Oracle Business Intelligence integrates with Hyperion • ESSBASE and Interactive Reporting are Data Sources Well-defined product integration roadmap • Critical enablers for product integration complete (e.g., data source) • Other key design elements have been well defined • Oracle £ Hyperion will provide clear product roadmap to customers
Oracle Confidential

Example: Unified Executive Portal Contextual Integration across Products
Planning
Storecards
Contextual, Drill-across Integration Oracle Confidential
Execution (Workflow) Analysis/Analytic Application

Example: Unified Analytics Oracle Analytic Server & ESSBASE
Oracle Analytics Web (Presentation Layer)
ESSBASE
Oracle Analytic Server
SQL
SQL
MDX
Oracle Analytic Server SQL
Relational Source
ESSBASE Source
Oracle Confidential
34

Exploit Existing Customer Investments Continued Integration with Heterogeneous Environments AnyJSRiea Poital Analytic Tools and Reporting Oracle Bl. HYSL. BOBJ, COON. MSTR. Actuate..
Applications OracleEBS.Sielel,SAP, PeopleSoft. JD Edwards.. Desktop Tools Excel. Lotus Notes.. Oracle Enterprise Performance Management System Oracle Business Intelligence Foundation Security Data Acce Oracle Kerfoeros iPlanet MSFT AD Novell Custom Others Oracle RDBMS Oracle OLAP Option Microsoft SOL Seivei & Analysis Seivlces IBM DB2 Teradata Esslwse SAPBW XML, Excel, Text Others.. Oracle Data Integrator (Sunopsis) Oracle Wiiehonse Builder Informatics Ascemial Others Oracle Corrfidential

Oracle Performance Management System Benefits SAP R/3 & my SAP Customers Today
Bl & Performance Management Applications
Reporting—Scorecarding—Analytic Apps —Planning SAPBW SAP R 3 Heterogeneous
Oracle provides the ideal Performance Management System for SAP Customers and Heterogeneous Environments * Bl Applications integrate with R/3 * Planning, Budgeting and Consolidations work with SAP * Bl Foundation supports optimized access to SAP BW Oracle Confidential

Future Product Directions Some Initiative Areas
Enterprise Performance Management • Integrated Planning, Consolidation, & Operational Analytics • For all Lines of Business — Finance, HRMS, Sales, SCM, Verticals Enterprise Semantic Model • Comprehensive Model spanning EPM & Operational Analytics • Integrated Data Quality, Profiling, Cleansing, and Data Lineage Pervasive Business Insight • Search-based Access with Ubiquitous Multi-channel Access • Information Transparency with Enhanced Visualization & Exploration Real Time Predictive Analysis & Forecasting • Real Time Activity Monitoring, Predictive Analytics and Forecasting • Near Real time Integration across Operational & Management Systems Insight Driven Actions • From Guided Analytics to Analytic Workflow to Operational Systems • Integrated with Web 2.0 £ Real Time Collaboration Systems
Oracle Confidential

Product Strategy Key Differentiators
Enterprise Semantic Model • Model Centric vs. Report Centric Analytics Pervasive Business Insight • Empower Business Users with Embedded Insight Real Time Predictive Insight • Activity Monitoring and Predictive Analytics Insight Driven Actions • Contextual Visualization with Guided Decisions Business Process Optimization • Sense & Respond with Intelligent Business Processes Fastest Time to Value • Pi e-Packaged Analytic Applications Enterprise Performance Management System • First integrated, end-to-end Performance Management System combining EPM & Operational Bl
Oracle Confidential
38

Customer and Partner Success Oracle Confidential

Expected Customer & Partner Benefits Continued Commitment to Heterogeneous Environments
Hyperion Customers * Oracle will protect, extend and evolve customers’ investments * Increased R£D investment in Hyperion products * Extends products with operational analytic applications and Bl tools * Access to Oracle’s global support and services organizations Oracle Customers * Best-of-breed Enterprise Performance Management System * Enhanced and complete suite of Business Intelligence tools * Complements Oracle Database, Middleware, Applications * Access to Hyperion domain expertise in financial management Oracle & Hyperion Partners * ISVs: Broader opportunities to embed technology
* Sis: Strategic partner for best and most complete Bl and Performance Management applications and technology; Joint advisoiyto CFOs * VARs: Expanded opportunities for value-added solutions
Oracle Confidential

BT Joint Customer Example
Heterogeneous environment • Oracle e-Business Suite • Oracle’s Siebel CRM • Thousands of operational systems Oracle Bl is enterprise Bl standard, in use in multiple organizations Hyperion System 9 selected by finance organization for financial reporting and operational metrics Using Oracle Bl and Hyperion System 9 for better strategic, operational and tactical decisions Would benefit from integration
Oracle Confidential

Cisco Systems Joint Customer Example
Over 15,000 worldwide users of Oracle Bl * Every manager worldwide uses HR dashboards * Top 500 executives get real-time business view * Sales, Marketing, and engineering * Enterprise standard Approx. 2,000 users for Finance expense tracking * Budget vs Actual, headcount and capital data reporting * 40% of users outside finance organization Customer has requested Oracle Bl EE interoperate with Essbase

Oracle & Hyperion Together Broadest Set of Business Intelligence Partners
accenture
Deloitte
BearingPoint
HEWLETT’ PACKARD
Oracle Confidential

Summary

The New, Extended Oracle Bl A System for Enterprise Performance Management
Leading and most comprehensive Bl tools and technology Leading and most comprehensive Bl and performance management applications Driving the evolution of Performance Management and Bl Broadest sales and distribution capability Immediate benefit to Hyperion and Oracle customers and partners
Oracle Confidential

Leadership Product Strategy Integrating Enterprise Performance Management and Bl
Provides industry’s first end-to-end Enterprise Performance Management System • Align operational intelligence with strategy: Better insight • Align operational decisions with strategy: Better decisions • From Insight to Action: Drives better results more quickly Built on integrated and modern foundation • Most complete and integrated Bl tools and Bl applications • With a unified and consistent view of enterprise intelligence Fundamentally differentiated from other Bl Vendors • First integrated, end-to-end Performance Management System - combining EPM £ Operational Bl • Most Complete, best-of-breed Tools £ Analytic Applications Fundamentally differentiated from other Applications Vendors • Other Applications Vendors EPM & Bl Solutions not best-of-breed • Other Vendors — Not open to heterogeneous data & applications
Oracle Confidential
46

Next Steps
Public Announcement * March 1,2007 Communicate with all Stakeholders * Press & Analyst Briefings: Week of March 5, 2007 * Customer Briefings: Week of March 5, 2007 Complete Transaction * Obtain required approvals and satisfy conditions to closing * Expect to close in April 2007 More information can be found at: * www.Oracle.com/Hyperion or www.Hyperion.com
Oracle Confidential

ORACLE IS THE INFORMATION COMPANY